UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 5, 2012

Commission File No. 000-54749

MORRIA BIOPHARMACEUTICALS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

November 2012 Financing

Description of the Purchase Agreement

On November 30, 2012, Morria Biopharmaceuticals PLC (the “Company”) closed a private placement of 751,500 units, each unit consisting of one ordinary share and one warrant to purchase one half of one ordinary share at a price of $2.00 per unit, for aggregate gross proceeds of $1,503,000. If all of the warrants issued in this private placement are exercised, the Company will receive gross proceeds of $751,500. The Company offered the securities with the assistance of Garden State Securities Inc. (“GSS”) who acted as the Company’s non-exclusive placement agent and performed its services on a “best efforts” basis. As part of the compensation paid to GSS, the Company issued them a warrant to purchase up to 90,180 ordinary shares (the “GSS Warrant.”). These securities were issued in reliance on an exemption from registration pursuant to Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

Under the terms of the purchase agreement (the “Purchase Agreement”) pursuant to which the units were sold, and subject to certain limitations, from the date each investor entered into the Purchase Agreement until the earlier of (i) the six month anniversary of the effective date of the registration statement filed with respect to the ordinary shares issued and underlying the warrants (which registration statement was filed on December 3, 2012) or (ii) the date immediately following the 20 consecutive trading days wherein the trading volume for the ordinary shares or American Depositary Shares representing the ordinary shares (“ADSs“) exceeds $100,000 per trading day, which 20 consecutive trading day period shall have commenced only after the effective date of such registration statement, each investor may elect to exchange all of its shares and warrants for any such additional securities issued by the Company in a subsequent financing, on the same terms and conditions as such subsequent financing, based in the per share purchase price multiplied by the number of shares being exchanged.

Description of the Warrants and the GSS Warrant

As part of the private placement, the Company issued to (i) the investors warrants to purchase an aggregate of 375,750 ordinary shares and (ii) GSS the GSS Warrant to purchase up to 90,180 ordinary shares, each warrant having an initial exercise price of $2.00 per share and exercisable for a term of five years. The exercise price is subject to standard anti-dilution adjustments.

On and after the November 30, 2013, if a registration statement registering the ordinary shares underlying the warrants is not effective, the holders of such warrants may exercise their warrants on a cashless basis. If all the warrants issued in the private placement and the GSS Warrant are exercised for cash, the Company will receive an aggregate of $931,860. The convertibility of the warrants may be limited if, upon conversion, the holder thereof would beneficially own more than 4.9% of the Company’s ordinary shares.

To the extent the Company enters into a fundamental transaction (as defined in the warrants and which includes, without limitation, the Company’s entry into a merger or consolidation with another entity, sale of all or substantially all of the Company’s assets, or a person acquiring 50% of the Company’s voting shares), the holders will have the option to require us to repurchase the Warrants from the investor at its Black-Scholes value.

Description of the Registration Rights Agreement

The Company also entered into a registration rights agreement with the investors pursuant to which the Company agreed to file, and did file on December 3, 2012, a registration statement to register the resale of up to 133% of the number of ordinary shares issued in the private placement and that are issuable upon exercise of the warrants. The Company has agreed to cause the registration statement declared effective no later than the earlier of (a) the 90th day after the date on which the Company’s Form 20-F became effective (or October 30, 2012) (or 120 days if the registration statement is reviewed by the Securities and Exchange Commission) or (b) the second day after the Company is notified that the registration statement will not be reviewed or is no longer subject to review. To the extent the registration statement is not declared effective by the agreed upon the effectiveness deadline, the Company agreed to pay to each investor holding registrable securities an amount in cash equal to one percent (1%) of such investor’s original investment amount on the date of such failure and on every 30-day anniversary of such failure until such failure has been cured, pro rated for periods totaling less than 30 days. In the event the Company fails to make such payments in a timely manner, such payments will bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

Change in ADR Ratio

In addition, the Company announced that its American Depositary Receipt (“ADR”) ratio has been changed from one ADS representing one ordinary share to a new ratio of one ADS representing two ordinary shares, effective immediately. The ADRs currently do not trade but the Company expects that they will trade on the OTC Bulletin Board in the first quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORRIA BIOPHARMACEUTICALS PLC

By: /s/ Yuval Cohen Yuval Cohen President Date: December 5, 2012